UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Ascent Solar Technologies, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

043635101
(CUSIP Number)

Christopher H. Cunningham
K&L Gates LLP
925 4th Avenue, Suite 2900
Seattle, WA 98104
(206) 623-7580
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 29, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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SCHEDULE 13D/A
CUSIP No. 043635101

1		NAME OF REPORTING PERSONS: TFG Radiant Investment Group Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A(1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,873,594(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,873,594(2)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,873,594(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.02%(3)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)  TFG Radiant Investment Group Ltd. (“TFG Radiant”) is incorporated in the British Virgin Islands and does not have an I.R.S. Identification Number.

(2)  Includes 1,000,000 shares of the Issuer’s common stock, purchased by TFG Radiant in two tranches of 500,000 shares at a price of $1.00 per share. The first tranche closed on June 29, 2015, and the second tranche is expected to close on or before July 17, 2015. The purchase of stock under the second tranche is not contingent and, therefore, the stock is deemed to be beneficially owned as of the date hereof.

(3)  Based on 33,514,268 shares outstanding as of June 16, 2015 plus the 1,000,000 shares issued to TFG Radiant as described in this Amendment 5 to Schedule 13D.
Page 2 of 4 Pages

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 5 to Schedule 13D amends the statement on Schedule 13D originally filed by TFG Radiant Investment Group Ltd. (“TFG Radiant”) with the Securities and Exchange Commission on August 22, 2011, and amended on January 9, 2012, April 3, 2012, August 29, 2014 and April 21, 2015 (as amended, the “Schedule 13D”), relating to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of Ascent Solar Technologies, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 12300 Grant Street, Thornton, CO 80241.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following paragraph:

On June 10, 2015, TFG Radiant entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer for a private placement of a total of 1,000,000 shares of the Issuer’s Common Stock. The private placement will take place in two tranches. In the first tranche, which closed on June 29, 2015, the Issuer issued 500,000 shares of Common Stock to TFG Radiant, at a price of $1.00 per share (the “Tranche 1 Shares”). In the second tranche, which is expected to close on or before July 17, 2015, the Issuer will issue 500,000 shares of Common Stock to TFG Radiant, at a price of $1.00 per share (the “Tranche 2 Shares”). The purchase of Tranche 2 Shares is not contingent and, therefore, is deemed to be beneficially owned by TFG Radiant as of the date hereof. The source of the funds used to purchase both tranches was working capital.

ITEM 4.   PURPOSE OF THE TRANSACTION.

Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following paragraph to section (a):

(a)  TFG Radiant acquired the shares in the private placement for investment purposes.

As of the date of hereof, except as set forth within this Schedule 13D, TFG Radiant has no plans or proposals that would result in any of the matters set forth within (b)-(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety, as follows:

(a)  TFG Radiant beneficially owns 5,873,594 shares of Common Stock of the Issuer, which constitutes approximately 17.02% of the Issuer’s Common Stock.

(b)  TFG Radiant has the sole voting and dispositive power over 5,873,594 shares.

(c)  Except as described in Item 3 above with respect to the Purchase Agreement, pursuant to which TFG Radiant purchased a total of 1,000,000 shares of Common Stock, TFG Radiant has not effected any transactions in shares of the Issuer during the past sixty days. To the knowledge of TFG Radiant, none of TFG Radiant’s executive officers or directors has effected any transactions in the shares of the Issuer during the past sixty days.

(d)  To TFG Radiant’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of TFG Radiant reported herein.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following:
Page 3 of 4 Pages

Purchase Agreement
On June 10, 2015, TFG Radiant entered into the Purchase Agreement with the Issuer, a copy of which is filed as Exhibit 9 hereto. The description of the Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit 9, which is incorporated herein by reference. Under the terms of the Purchase Agreement, among other things, TFG Radiant acquired the Tranche 1 Shares and will acquire the Tranche 2 Shares.
The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10	Securities Purchase Agreement, dated June 10, 2015, between the Issuer and TFG Radiant Investment Group Ltd., incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on June 15, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2015

TFG RADIANT INVESTMENT GROUP LTD.
By:	/s/ Lee Kong Hian
Name:	Lee Kong Hian
Title:	Executive Director

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